

09040240

S
COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response..... 12.00

SEC FILE NUMBER
8- 26883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2008___ AND ENDING___12/31/2008___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox + Henry

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. FRONTAGE ROAD
(No. and Street)

BURR RIDGE	IL.	60527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM E. FOX   630-325-4445
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE KORBAKES & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

940 SOUTH FRONTAGE ROAD STE.1600	WOODRIDGE	SECURITIES AND EXCHANGE COMMISSION	60517
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __WILLIAM E. FOX_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FOX & HENRY,_____ , as
of ___DECEMBER_____ , 20_08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

__SECONDARY INCOME FUND V,_____

__SECONDARY INCOME FUND VI_____

"OFFICIAL SEAL"
Ingrid Chybik
Notary Public, State of Illinois
My Commission Exp. 03/12/2010

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report Pursuant to S.E.C. Rule 17a-5(d)

Fox & Henry, Inc.

December 31, 2008



George Korbakes & Co., LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Fox & Henry, Inc.

We have audited the accompanying balance sheet of Fox & Henry, Inc., an Illinois S corporation, as of December 31, 2008, and the related statements of operations & retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Henry, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole and in conformity with rules of the Securities and Exchange Commission.

George Korbakes & Co. L.L.P.
Woodridge, Illinois

February 24, 2009

Member: American Institute of Certified Public Accountants and Illinois CPA Society

FOX & HENRY, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS
Cash	$ 13,318
Money market funds	25,598
Total Current Assets	38,916

OTHER ASSETS
Security deposit	1,078
Total Other Assets	1,078

Total Assets — $ 39,994

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ 1,686
Commissions payable	4
Total Current Liabilities	1,690

Total Liabilities — 1,690

STOCKHOLDERS' EQUITY
Common Stock; no par value; 1,000 shares authorized, 500 issued	1,000
Additional paid-in capital	7,000
Retained earnings	30,304
Total	38,304

Total Liabilities and Stockholders' Equity — $ 39,994

FOX & HENRY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Commission Income	$ 92,803
Operating Expenses	
Commissions	75,961
Salaries	18,820
Contributions	50
Education & Training	60
Entertainment	1,013
Payroll taxes	2,016
Licenses and regulatory fees	4,145
Legal and accounting	4,000
Rent	14,645
Telephone	2,007
Printing and postage	669
Outside services	880
Insurance	11,936
Dues and publications	1,180
Supplies	615
Office overhead reimbursed	(42,820)
Total Operating Expenses	95,177
Loss from operations	(2,374)
Other Income	
Interest	304
Total Other Income	304
Net Loss	(2,070)
Retained earnings at beginning of year	32,374
Retained earnings at end of year	$ 30,304

FOX & HENRY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows Provided by Operating Activities		
Collections from customers	$	135,623
Cash paid to suppliers		(137,872)
Net Cash Used by Operating Activities		(2,249)
Cash Flows Provided In Investing Activities:		
Interest received		304
Net Cash Provided By Investing Activities		304
Net Decrease in Cash		(1,945)
Cash at beginning of year		40,861
Cash at end of year	$	38,916
Reconciliation of Net Income to Net Cash		
Provided by Operating Activities		
Net Loss		(2,070)
Less: Interest Income		(304)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Increase in accounts payable		127
Decrease in commissions payable		(2)
Net Cash Used by Operating Activities	$	(2,249)

The Accompanying Notes are an Integral Part of these Financial Statements

1. **BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES**

   Business

   Fox & Henry, Inc. was incorporated on September 8, 1981, and is a broker/dealer selling direct participation interests in mutual funds and real estate, oil and gas partnerships on a commission basis.

   Revenue Recognition

   Commission income is recognized on a trade-date basis.

   Income Taxes

   The Company has elected to be taxed as a small business corporation and, therefore, all income is taxed directly to its shareholders for Federal Income Tax purposes. For state tax purposes no provision for Illinois Replacement Tax has been included.

   Policy of Cash Equivalents

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months.

   Other Comprehensive Income

   For the year ended December 31, 2008 the Company incurred no item of comprehensive income other than those reported on the income statement. The Company has no accumulated items of comprehensive income to be reported separately on the balance sheet at December 31, 2008.

FOX & HENRY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

2. **COMMITMENTS**

The Company leases office space under a month-to-month lease expiring January 31, 2009.

Minimum future rental payments under the month-to-month operating lease is as follows:

2008	$ 1,078
Total Minimum Future Rental Payments	$ 1,078

3. **RELATED PARTY TRANSACTIONS**

The shareholders of the Company are general partners in certain real estate partnerships, which are operated out of the Company's office facility. The Company was reimbursed $42,820 by the related partnerships for office overhead.

4. **RECONCILIATION OF NET CAPITAL**

Net Capital - Financial and Operational Combined Uniform Single Report As of December 31, 2008	$ 39,382
Net Capital - Financial Report	$ 38,304
Difference – Security deposit on lease	$ 1,078

SUPPLEMENTARY INFORMATION



George Korbakes & Co., LLP
Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT
ON THE INTERNAL CONTROL STRUCTURE**

To the Stockholders and the Board of Directors
Fox & Henry, Inc.

We have examined the financial statements of Fox & Henry, Inc. For the year ended December 31, 2008 and have issued our report thereon dated February 24, 2009. As part of our examination, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fox & Henry, Inc. That we considered relevant to the objectives stated in SEC Rule 17a(g), (I) in making the periodic computations of net capital under SEC Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Illinois CPA Society

940 South Frontage Rd., Suite 1600
Woodridge, IL 60517   www.gkorbakes.com   Tel. (630) 985-4800
Fax (630) 985-4848

Independent Auditor's Report on the
Internal Control Structure (Continued)

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fox & Henry, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Act of 1934, and should not be used for any other purpose.

George Korbakes ; Co. L.L.P.

George Korbakes & Co. L.L.P.
Woodridge, Illinois

February 24, 2009

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

FOX & HENRY, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

455 S. FRONTAGE ROAD [20]

(No. and Street)

BURR RIDGE [21]   IL. [22]   60527 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
8-26883 [14]

FIRM ID. NO.
0911 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/2008 [24]

AND ENDING (MM/DD/YY)
12/31/2008 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM E. FOX [30]

(Area Code)—Telephone No.

630-325-4445 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of FEBRUARY 19 2009

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

8A-010210-J
FOX & HENRY, INC. IIA
INGRID CHYBIK
5428 JOLIET ROAD,
COUNTRYSIDE IL 60525

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GEORGE KORBAKES & CO., L.L.P.

| | | | | 70 |

| ADDRESS | Number and Street | City | State | Zip Code |

940 SOUTH FRONTAGE ROAD STE. 1600 WOODRIDGE   IL.   60527

| | 71 | 72 | 73 | 74 |

Check One

(X)   Certified Public Accountant | 75 | FOR SEC USE

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. | N 3 | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2008 | 99

SEC FILE NO. 8-26883 | 98

ASSETS

Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 38,916	200			$ 38,916	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1,078	735	1,078	930
12. TOTAL ASSETS	$ 38,916	540	$ 1,078	740	$ 39,994	940

OMIT PENNIES

BROKER OR DEALER	FOX & HENRY, INC.	as of 12/31/2008

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$. [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	1,690 [1155]	[1355]	1,690 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,690 [1230]	$ [1450]	$ 1,690 [1760]

Ownership Equity

21. Sole proprietorship		$ [1770]
22. Partnership (limited partners $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		7,000 [1793]
D. Retained earnings		30,304 [1794]
E. Total		38,304 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 38,304 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 39,994 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FOX & HENRY, INC.	as of 12/31/2008

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition..	$	38,304	3480
2. Deduct ownership equity not allowable for Net Capital	19 (	)	3490
3. Total ownership equity qualified for Net Capital		38,304	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................			3520
B. Other (deductions) or allowable credits (List)..			3525
5. Total capital and allowable subordinated liabilities..	$	38,304	3530

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ [17] `1,078` `3540`
   B. Secured demand note deficiency .... `3590`
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges.................................... `3600`
   D. Other deductions and/or charges.................................. `3610` (`1,078`) `3620`
7. Other additions and/or allowable credits (List).. `3630`
8. Net capital before haircuts on securities positions .... [20] $ `37,226` `3640`
9. Haircuts on securities (computed, where applicable,
      pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... $ `3660`
   B. Subordinated securities borrowings.................................. `3670`
   C. Trading and investment securities:
      1. Exempted securities.. [18] `3735`
      2. Debt securities .... `3733`
      3. Options .... `3730`
      4. Other securities .... `3734`
   D. Undue Concentration .... `3650`
   E. Other (List)... `3736` ( ) `3740`
10. Net Capital .... $ `37,226` `3750`

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC. as of 12/31/2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 113 | 3756 |
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
     of subsidiaries computed in accordance with Note (A) .... $ 5,000 | 3758 |
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 | 3760 |
14. Excess net capital (line 10 less 13) .... $ 32,226 | 3770 |
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $ 37,057 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 1,690 | 3790 |
17. Add.
     A. Drafts for immediate credit .... $ | 3800 |
     B. Market value of securities borrowed for which no equivalent
         value is paid or credited .... $ | 3810 |
     C. Other unrecorded amounts (List) .... $ | 3820 | $ | 3830 |
19. Total aggregate indebtedness .... $ 1,690 | 3840 |
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % 5% | 3850 |
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
     15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
     and consolidated subsidiaries' debits .... $ | 3870 |
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
     requirement of subsidiaries computed in accordance with Note (A) .... $ | 3880 |
24. Net capital requirement (greater of line 22 or 23) .... $ | 3760 |
25. Excess net capital (line 10 less 24) .... $ | 3910 |
26. Net capital in excess of:
     5% of combined aggregate debit items or $120,000 .... $ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
     of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
     1. Minimum dollar net capital requirement, or
     2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
     covered by subordination agreements not in satisfactory form and the market values of memberships in
     exchanges contributed for use of company (contra to item 1740) and partners' securities which were
     included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
     non-allowable assets.

3/83

BROKER OR DEALER	FOX & HENRY, INC.

For the period (MMDDYY) from	01/01/08	**3932**	to 12/31/08	**3833**
Number of months Included in this statement			12	**3931**

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions In exchange listed equity securities executed on an exchange.................... $ | | **3935**
   b. Commissions on listed option transactions .... | | **3936**
   c. All other securities commissions .... | | **3939**
   d. Total securities commissions .... | | **3940**
2. Gains or losses on firm securities trading accounts
   a. From market making In options on a national securities exchange .... | | **3945**
   b. From all other trading .... | | **3949**
   c. Total gain (loss) .... | | **3950**
3. Gains or losses on firm securities investment accounts .... | | **3952**
4. Profit (loss) from underwriting and selling groups .... | | **3955**
5. Revenue from sale of Investment company shares .... | 92,803 | **3970**
6. Commodities revenue .... | | **3990**
7. Fees for account supervision, Investment advisory and administrative services .... | | **3975**
8. Other revenue .... | 304 | **3995**
9. Total revenue .... $ | 93,107 | **4030**

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ | | **4120**
11. Other employee compensation and benefits .... | | **4115**
12. Commissions paid to other broker-dealers .... | 75,961 | **4140**
13. Interest expense .... | | **4075**
    a. Includes Interest on accounts subject to subordination agreements .... | **4070** |
14. Regulatory fees and expenses .... | 4,145 | **4195**
15. Other expenses .... | 15,071 | **4100**
16. Total expenses .... $ | 95,177 | **4200**

NET INCOME

17. Net Income (loss) before Federal Income taxes and Items below (Item 9 less Item 16)............................. $ | (2,070) | **4210**
18. Provision for Federal Income taxes (for parent only) .... | | **4220**
19. Equity In earnings (losses) of unconsolidated subsidiaries not Included above .... | | **4222**
    a. After Federal Income taxes of .... | **4238** |
20. Extraordinary gains (losses) .... | | **4224**
    a. After Federal Income taxes of .... | **4239** |
21. Cumulative effect of changes In accounting principles .... | | **4225**
22. Net income (loss) after Federal Income taxes and extraordinary items .... $ | (2,070) | **4230**

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary Items................... $ | | **4211**

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 'FOX & HENRY, INC.

For the period (MMDDYY) from __01/01/08__ to __12/31/08__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period . . . . $	40,374	4240
A. Net income (loss)	(2,070)	4250
B. Additions (Includes non-conforming capital of . . . . ▼$ ____ 4262)		4260
C. Deductions (Includes non-conforming capital of . . . . $ ____ 4272)		4270
2. Balance, end of period (From item 1800) . . . . $	38,304	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period . . . . ▼$		4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520) . . . . $		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FOX & HENRY, INC.   **as of** 12/31/08

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

    A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____ | 4550 |

    B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
       customers" maintained ...5000 REQUIRED SEE ATTACHED .... _____ | 4560 |

    C. (k) (2)(B)—All customer transactions cleared through another
       broker-dealer on a fully disclosed basis. Name of clearing
       firm _____ | 4335 | _____ | 4570 |

    D. (k) (3)—Exempted by order of the Commission .... _____ | 4580 |

FOX & HENRY, INC.
ADDENDUM TO QUESTION 25
FOCUS PART IIA
FORM X-17A-5
DECEMBER 31, 2008

We sell partnership interests in real estate, oil and gas partnerships on a commission basis. We do not collect any cash, which is paid by customer directly to issuing partnership. Neither do we hold any securities for customers. However, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.